

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Stephen R. Scherger
Chief Financial Officer
GRAPHIC PACKAGING HOLDING CO
1500 Riveredge Parkway, Suite 100
Atlanta, GA 30328

>   **Re: GRAPHIC PACKAGING HOLDING CO**
>   **Form 10-K for the Year Ended December 31, 2019**
>   **Filed February 11, 2020**
>   **File No. 001-33988**

Dear Mr. Scherger:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 31

1.   We note your disclosure that you have entered into various supplier chain finance arrangements. We also note that your days payable outstanding appear to have increased as of December 31, 2019 as compared to December 31, 2018. To the extent the supplier chain finance arrangements are material to your current liquidity and/or are reasonably likely to affect liquidity in the future, please consider revising your future filings to disclose the following:

   • The impact these arrangements have on your operating cash flows;
   • The material and relevant terms of the arrangements;
   • The general risk and benefits of the arrangements;
   • Any guarantees provided by subsidiaries and/or the parent;
   • Any plans to further extend terms to suppliers;

- Any factors that may limit your ability to continue using similar arrangements to further improve operating cash flows; and
- Trends and uncertainties related to the extension of payment terms under the arrangements.

Notes to Consolidated Financial Statements
Note 16. Business Segment and Geographic Area Information, page 83

2. On page 86 you disclose net sales and assets by geographic area, including amounts for the Americas that reflect North America and Brazil. In future filings, please separately disclose your revenues and long-lived assets attributed to the United States, your country of domicile. Also, disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Martin James, Senior Advisor, at 202-551-3671 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing